[SKADDEN LETTERHEAD]

May 21, 2008

VIA EDGAR TRANSMISSION AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Christopher Owings, Assistant Director

Re:	Danka Business Systems PLC
Preliminary Proxy Statement on Schedule 14A
Filed April 23, 2008
File No. 0-20828

Dear Mr. Owings:

On behalf of Danka Business Systems PLC, a company with limited liability incorporated under the laws of England and Wales (the “Company”), and in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter received by telecopy on May 19, 2008 (the “Comment Letter”), we hereby submit for filing via EDGAR a revised preliminary proxy statement on Schedule 14A. For the convenience of the Staff, we are providing courtesy copies of the revised preliminary proxy statement marked to show all changes made since filing with the Commission on April 23, 2008.

The revised preliminary proxy statement contains responses of the Company to the Staff’s comments in the Comment Letter, as well as other changes that are intended to update, clarify and render more complete the information contained therein.

On behalf of the Company, we also provide below additional responses to the comments of the Staff set forth in the Comment Letter. To facilitate the Staff’s review, each of the

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May 21, 2008

additional responses is set forth in ordinary type beneath the corresponding Staff comment from the Comment Letter, which appears in bold italics. All references to page numbers and captions in the additional responses below correspond to the revised preliminary proxy statement, unless specified otherwise.

Questions and Answers About the Proxy Materials and the Extraordinary General Meeting, page i

1.    We note your indication under “Q. Why is the entire Company not being sold to Konica Minolta?” that you have obligations that remain outstanding in connection with previous disposals of assets. Please revise this discussion to quantify these obligations so that the impact these obligations have upon ordinary shareholders is clearly described. Further, where you refer to the banking obligations that are required to be repaid on July 1, 2008, please identify the lenders and the amount owed, if different from the $150 million that was provided by General Electric Capital Corporation.

RESPONSE: The disclosure on pages ii and iii of the preliminary proxy statement has been revised in response to the Staff’s comment. We have quantified the obligations associated with the previous disposals of assets as well as known potential tax liabilities, and clarified that the banking obligations that are required to be repaid on July 1, 2008 are in connection with the Company’s credit facilities provided by General Electric Capital Corporation.

2.    Refer to “Q. How does Danka’s board of director recommend that I vote?” where you state that the board of directors has determined that the stock purchase agreement, the sale transaction, the liquidation and related proposals are in the best interests of Danka and its shareholders as a whole. Revise to discuss why the board did not also determine the transaction to be fair to shareholders and explain briefly the fiduciary duties owed to shareholders under UK law.

RESPONSE: The disclosure on pages iv and v of the preliminary proxy statement (and conforming changes to the disclosure on the cover letter to shareholders and pages 4, 23 and 30 of the preliminary proxy statement) has been revised in response to the Staff’s comment in order to clarify that Danka’s board of directors did determine that the transaction with fair to shareholders. A brief explanation of the fiduciary duties owed to shareholders under UK law has also been inserted on page iv of the preliminary proxy statement.

3.    Where you discuss who is eligible to vote at the Extraordinary General Meeting and the number votes they are able to cast, please provide the number of total votes that may be cast, including the convertible participating shares, so that your references to the 29% combined voting power of the Cypress Shareholders is calculable.

RESPONSE: The disclosure on pages vi, 7, 8, 19, and 20 of the preliminary proxy statement has been revised in response to the Staff’s comment.

Proposal 1 — The Sale Transaction, page 25

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May 21, 2008

Background of the sale Transactions, page 25

4.    Please disclose the alternatives considered for restructuring the convertible participating shares.

RESPONSE: The disclosure on page 25 of the preliminary proxy statement has been revised in response to the Staff’s comment.

5.    Discuss briefly the alternatives that HLHZ explored for raising additional equity capital from strategic investors and any other strategic alternatives that were considered.

RESPONSE: The disclosure on page 25 of the preliminary proxy statement has been revised in response to the Staff’s comment.

6.    Tell us how the potential investors that were approached in connection with soliciting interest in a strategic investment in the company were selected and why a strategic investment was not pursued by them. If any of those investors submitted a proposal to Danka, please discuss the terms of the proposal and why it was not pursued.

RESPONSE: The disclosure on pages 25 and 26 of the preliminary proxy statement has been revised in response to the Staff’s comment. Please note that none of the solicited investors submitted a proposal to Danka for a strategic investment in the Company.

7.    Tell us how the two additional parties that the company contacted in connection with soliciting interest in a possible sale of the company were selected and the nature of the discussions between the parties.

RESPONSE: The disclosure on page 26 of the preliminary proxy statement has been revised in response to the Staff’s comment, in part to clarify that a third additional party was contacted. The three additional parties that the Company contacted in connection with soliciting interest in a possible sale of the Company were selected because they were manufacturers active in the industry. The parties were approached later than the initial four prospective bidders because they did not have any significant prior dealings with the Company’s U.S. operations. Two of the three additional prospective bidders declined to engage in any discussions with the Company regarding a potential sale transaction. Discussions with the third additional prospective bidder were similar to those conducted with the initial four prospective bidders.

8.    Identify who was present at the meetings with the other potential bidder you mention on page 26.

RESPONSE: The disclosure on page 26 of the preliminary proxy statement has been revised in response to the Staff’s comment.

9.    Elaborate on the discussions with the other potential bidder. Disclose in detail whether

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May 21, 2008

the other bidder made a bid, what the consideration was and whether the Board considered it.

RESPONSE: The disclosure on page 27 of the preliminary proxy statement has been revised in response to the Staff’s comment. Please note that the other bidder did not make a bid.

10.    Disclose what was discussed in the meeting between the company, HLHZ and Konica Minolta and its financial advisors on February 21, 2008.

RESPONSE: The disclosure on page 27 of the preliminary proxy statement has been revised in response to the Staff’s comment.

11.    Describe in further detail the provisions of the term sheet and proposed stock purchase agreement that were unworkable. You identify terms in the second full paragraph on page 27 that differed from what was provided in the letter of intent but your disclosure does not indicate whether you found these terms, or other terms, to be unworkable.

RESPONSE: The disclosure on page 28 of the preliminary proxy statement has been revised in response to the Staff’s comment.

12.    Identify the members of the independent committee of the Board of Directors and disclose how they were selected.

RESPONSE: The disclosure on page 28 of the preliminary proxy statement has been revised in response to the Staff’s comment.

13.    Discuss how the Committee determined the consideration to be offered to the ordinary shareholders. For example, explain how it determined to provide a counter offer to the Cypress shareholders of $.23 per ADS on March 18th and what caused them to agree to the reduced amount of $.10 per ADS on April 2nd.

RESPONSE: The disclosure on page 28 of the preliminary proxy statement has been revised in response to the Staff’s comment.

14.    Supplementally, provide the written materials that the financial advisor prepared for the Board presentation.

RESPONSE: We understand that a copy of the written materials requested in your comment is being supplementally provided to the staff under separate cover by Alston & Bird LLP, counsel to Houlihan Lokey, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

Opinion of our Financial Advisor, page 32

15.    We note that the opinion being rendered by Houlihan Lokey states that the consideration to be received by the Selling Subsidiary is fair to the Selling Subsidiary from a financial point of

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May 21, 2008

view. In an appropriate place in the proxy statement, disclose what consideration was given, if any, by the Committee or the board to obtaining a fairness opinion as it relates to the consideration to be received by the ordinary shareholders of Danka.

RESPONSE: The disclosure on page 30 of the preliminary proxy statement has been added in response to the Staff’s comment.

16.    Disclose that Houlihan Lokey has consented to use of the opinion in the document.

RESPONSE: The disclosure on page 38 of the preliminary proxy statement has been added in response to the Staff’s comment.

Company Acknowledgement

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Staff’s comments are duly noted, and, in response, a statement from the Company is included as Exhibit A to this letter.

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (312) 407-0680. Facsimile transmissions may be sent to the undersigned at (312) 407-8504.

Very truly yours,

/s/ Gary P. Cullen, Esq.

Gary P. Cullen, Esq.

cc:	Indira Lall (Securities and Exchange Commission)
Mara Ransom (Securities and Exchange Commission)
A.D. Frazier (Danka Business Systems PLC)
Charles J. Conroy (Milbank, Tweed, Hadley & McCloy LLP)

Exhibit A

STATEMENT

This statement (the “Statement”) is made as of May 21, 2008, by Danka Business Systems PLC, a company with limited liability incorporated under the laws of England and Wales (the “Company”), in connection with the filing of its revised preliminary proxy statement and any further revisions thereto (the “Revised Preliminary Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) on May 21, 2008.

In connection with the filing of the Revised Preliminary Proxy Statement, and in response to the request by the staff of the Division of Corporation Finance (the “Staff”) of the Commission in its comment letter to the Company dated May 19, 2008, the Company hereby acknowledges the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DANKA BUSINESS SYSTEMS PLC

By:/s/ Edward K. Quibell

Edward K. Quibell

Executive Vice President and

Chief Financial Officer